Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Amendment No. 1 to the Registration Statement of Elong Power Holding Limited and Subsidiaries (the “Company”) on Form F-4 of our report dated May 24, 2024, with respect to our audits of the Company’s consolidated financial statements as of December 31, 2023 and 2022 and for each of the years in the two-year period ended December 31, 2023, which appears in this Amendment No. 1 to the Registration Statement on Form F-4. Our report contained an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

New York, New York
August 1, 2024